Exhibit 99.1

Press Release	Media Contact Matthias Link T +49 6172 609-2872 matthias.link@fmc-ag.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

October 8, 2020

Fresenius Medical Care presents new strategy and announces new medium-term targets through 2025 at Capital Markets Day

Fresenius Medical Care, the world’s leading provider of products and services for people with chronic kidney failure, is excellently positioned for continued, sustainable growth. At today’s virtual-only Capital Markets Day, management presented the company’s new growth strategy and a new medium-term outlook for the coming five years to analysts and investors.

Fresenius Medical Care aims to much more closely mesh, over the entire path of the illness, the still highly fragmented treatments provided to chronic and critical kidney disease patients. For this purpose, the company will leverage even more effectively its core competencies in the innovation of products, operating outpatient facilities, standardizing medical procedures and efficiently coordinating patients.

The new strategy embraces three major areas. The first area, the Renal Care Continuum, puts dialysis products and services at its core and is enhanced by four components:

New renal care models: Using digital technologies such as artificial intelligence and the capability to analyze huge amounts of data, Fresenius Medical Care is working to develop new forms of renal therapy. These include, for example, personalized medicine or holistic home care.

Page 1/3

Value-based care: Drawing on its comprehensive experience in disease management, the company will push forward with the transition from a fee-for-service payment model to pay-for-performance models, in order to offer care that is even better and is also sustainably affordable.

Chronic kidney disease and transplantation: Fresenius Medical Care’s offerings in the area of value-based care models will be expanded beyond dialysis to the treatment of chronic kidney disease as well as an active role in the area of kidney transplantation.

Renal care innovations: The company will continue to advance its development of renal care innovations and invest in start-ups and early-stage companies in the healthcare sector.

The second area is Critical care solutions. Fresenius Medical Care will extend its critical care portfolio to other extracorporeal intensive care therapy areas, such as the treatment of heart, lung and multi-organ failure.

The third area is Complementary assets. To leverage its existing network and create an additional basis for future growth, the company will further expand its network of complementary assets through partnerships, investments and acquisitions.

The new strategy is embedded in the company’s Global Sustainability Program, which was launched last year. This program is under the direct responsibility of the Chief Executive Officer, and Management Board compensation will be oriented to it.

Together with the new strategy, Fresenius Medical Care is announcing a new medium-term outlook through 2025. During the next five years, in constant currency and excluding special items, the company expects annual average increases in the mid-single-digit percentage range for revenue and in the upper-single-digit percentage range for net income.

Rice Powell, Chief Executive Officer of Fresenius Medical Care, said during the opening of the Capital Markets Day: “The new strategy is our next logical step. It’s the next step up from our four core competencies, it’s a step up for our network – and it’s a step in our quest for even more valuable solutions for our patients as well as for payors and health care systems around the world.”

Page 2/3

Presentations and other information material given at the Capital Markets Day will be available soon at: https://www.freseniusmedicalcare.com/en/investors/events-presentations/capital-markets-day/

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.5 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,036 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 347,683 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Page 3/3